Exhibit 99.2

Except where the context suggests otherwise, “EFC,” “we,” “us” and “our” refer to Ellington Financial LLC and its subsidiaries, our “Manager” refers to Ellington Financial Management LLC, our external manager, and “Ellington” refers to Ellington Management Group, L.L.C. and its affiliated investment advisory firms, including our Manager, and “Manager Group” refers collectively to Ellington and its principals (including family trusts established by the foregoing) and entities in which 100% of the interests are beneficially owned by the foregoing. In certain instances, references to our Manager and services to be provided to us by our Manager may also include services provided by Ellington and its other affiliates from time to time.

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Management Agreement

We entered into a management agreement with our Manager upon our inception in August 2007, pursuant to which our Manager provides for the day-to-day management of our operations.

The management agreement, which was amended and restated effective July 1, 2009 and again effective October 1, 2010, requires our Manager to manage our assets, operations and affairs in conformity with the policies and the investment guidelines that are approved and monitored by our Board of Directors. Our Manager is under the supervision and direction of our Board of Directors. Our Manager is responsible for:

•	the selection, purchase and sale of assets in our portfolio;

•	our financing activities;

•	providing us with advisory services; and

•	providing us with a management team, inclusive of a dedicated Chief Financial Officer and appropriate support personnel as necessary.

Our Manager is responsible for our day-to-day operations and performs (or causes to be performed) such services and activities relating to the management, operation and administration of our assets and liabilities and business as may be appropriate.

Under the management agreement, we pay our Manager a management fee quarterly in arrears, which includes a “base” component and an “incentive” component, and we reimburse certain expenses of our Manager.

Base Management Fees, Incentive Fees and Reimbursement of Expenses

Base Management Fees

Under the management agreement, we pay our Manager a base management fee quarterly in arrears in an amount equal to 1.50% per annum of our shareholders’ equity (calculated in accordance with GAAP) as of the end of each fiscal quarter (before deductions for base management fees and incentive fees payable with respect to such fiscal quarter), provided that shareholders’ equity will be adjusted to exclude one-time events pursuant to changes in GAAP, as well as non-cash charges after discussion between our Manager and our independent directors and approval by a majority of our independent directors in the case of non-cash charges.

In the event that our Manager, Ellington or any of their affiliates receives any management fees, origination fees or structuring fees from any CDO, investment fund, issuer of debt or other investment in which our company has invested or participated, then the quarterly base management fees and any incentive fees payable by us to our Manager will be reduced by, or our Manager will otherwise rebate to us, an amount equal to the portion of such fees payable to our Manager, Ellington or their affiliates that is allocable to our investment or participating interest in such CDO, investment fund, other investment or debt securities during the same period.

Incentive Fees

In addition to the base management fee, with respect to each fiscal quarter we pay our Manager an incentive fee equal to the excess, if any, of (i) the product of (A) 25% and (B) the excess of (1) our Adjusted Net Income (described below) for the Incentive Calculation Period (which means such fiscal quarter and the immediately preceding three fiscal quarters) over (2) the sum of the Hurdle Amounts (described below) for the Incentive Calculation Period, over (ii) the sum of the incentive fees already paid or payable for each fiscal quarter in the Incentive Calculation Period preceding such fiscal quarter.

For purposes of calculating the incentive fee, “Adjusted Net Income” for the Incentive Calculation Period means our net increase in shareholders’ equity from operations (or such equivalent GAAP measure based on the basis of presentation of our consolidated financial statements), after all base management fees but before any incentive fees for such period, and excluding any non-cash equity compensation expenses for such period, as reduced by any Loss Carryforward (as described below) as of the end of the fiscal quarter preceding the Incentive Calculation Period. Adjusted Net Income will be adjusted to exclude one-time events pursuant to changes in GAAP, as well as non-cash charges after discussion between our Manager and our independent directors and approval by a majority of our independent directors in the case of non-cash charges. For the avoidance of doubt, Adjusted Net Income includes both net investment income and net realized and unrealized gains and losses.

For purposes of calculating the incentive fee, the “Loss Carryforward” as of the end of any fiscal quarter is calculated by determining the excess, if any, of (1) the Loss Carryforward as of the end of the immediately preceding fiscal quarter over (2) our net increase in shareholders’ equity from operations (expressed as a positive number) or net decrease in shareholders’ equity from operations (expressed as a negative number) for such fiscal quarter (or such equivalent GAAP measures as may be appropriate depending on the basis of presentation of our consolidated financial statements), as the case may be, calculated in accordance with GAAP, adjusted to exclude one-time events pursuant to changes in GAAP, as well as non-cash charges after discussion between our Manager and our independent directors and approval by a majority of our independent directors in the case of non-cash charges.

For purposes of calculating the incentive fee, the “Hurdle Amount” means, with respect to any fiscal quarter, the product of (i) one-fourth of the greater of (A) 9% and (B) 3% plus the ten-year Treasury rate for such fiscal quarter, (ii) the sum of (A) the weighted average gross proceeds per share of all our common share issuances (excluding issuances of our common shares (a) as equity incentive awards, (b) to our Manager as part of its base management fee or incentive fee and (c) to our Manager or any of its Affiliates in privately negotiated transactions) up to the end of such fiscal quarter (with each such issuance weighted by both the number of shares issued in such issuance and the number of days that such issued shares were outstanding during such fiscal quarter) and (B) the result obtained by dividing (I) retained earnings attributable to our common shares at the beginning of such fiscal quarter by (II) the average number of our common shares outstanding for each day during such fiscal quarter, and (iii) the average number of our common shares and LTIP units outstanding for each day during such fiscal quarter.

The management agreement provides that 10% of each incentive fee payable to our Manager is to be paid in common shares, with the balance paid in cash; provided, however, that our Manager may, in its sole discretion, elect to receive a greater percentage of any incentive fee in the form of common shares by providing our Board of Directors with written notice of its election to receive a greater percentage of its incentive fee in common shares before the first day of the last calendar month in the quarter to which such incentive fee relates. Our management agreement further provides that our Manager may not elect to receive common shares as payment of its incentive fee, other than in accordance with all applicable securities exchange rules and securities laws (including prohibitions on insider trading). The number of our common shares to be received by our Manager is based on the fair market value of those common shares, which is determined based on the average of the closing prices of our common shares on the NYSE during the last calendar month of the quarter to which such incentive fee relates. Common shares delivered as payment of the incentive fee are immediately vested, provided that our Manager has agreed not to sell the common shares prior to one year after the date they are issued to our Manager, however, the transfer restriction will lapse if the management agreement is terminated.

Reimbursement of Expenses

We do not maintain an office or employ personnel. We rely on the facilities and resources of our Manager to conduct our operations. We pay all of our direct operating expenses, except those specifically required to be borne by our Manager under the management agreement. Our Manager is responsible for all costs incident to the performance of its duties under the management agreement, including compensation of our Manager’s employees and other related expenses, other than the costs incurred by our Manager for a dedicated Chief Financial Officer and dedicated controller and, if provided by our Manager, an in-house legal counsel (provided that the costs for any time spent by such in-house legal counsel on matters unrelated to the Company will not be borne by the Company). In addition, other than as expressly described in the management agreement, we are not required to pay any portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Manager and its affiliates. Expense reimbursements to our Manager are made within 60 days following delivery of the expense statement by our Manager.

Term and Termination

The management agreement has a current term that expires on December 31, 2011, and will automatically renew for a one year term each anniversary date thereafter unless notice of non-renewal is delivered by either party to the other party at least 180 days prior to the expiration of the then current term. Our independent directors will review our Manager’s performance annually and the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, or by the affirmative vote of the holders of at least a majority of the outstanding common shares, based upon unsatisfactory performance that is materially detrimental to us or a determination by our independent directors that the base management and incentive fees payable to our Manager are not fair, subject to our Manager’s right to prevent such a compensation termination by accepting a mutually acceptable reduction of management fees. In the event we terminate the management agreement without cause or elect not to renew the management agreement, we will be required to pay our Manager a termination fee equal to the amount of three times the sum of (i) the average annual base management fee earned by our Manager during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination and (ii) the average annual incentive fee earned by our Manager during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We may also terminate the management agreement without payment of the termination fee with 30 days prior written notice from our Board of Directors for cause, which is defined as:

•	our Manager’s continued material breach of any provision of the management agreement following a period of 30 days after written notice of such breach;

•	our Manager’s fraud, misappropriation of funds, or embezzlement against us;

•	our Manager’s gross negligence in performance of its duties under the management agreement;

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the occurrence of certain events with respect to the bankruptcy or insolvency of our Manager, including, but not limited to, an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	the dissolution of our Manager; and

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certain changes of control of our Manager, including but not limited to the departure of Mr. Vranos from senior management of Ellington, whether through resignation, retirement, withdrawal, long-term disability, death or termination of employment with or without cause or for any other reason.

Our Manager may terminate the management agreement effective upon 60 days’ prior written notice of termination to us in the event that we default in the performance or observance of any material term, condition or covenant in the management agreement and the default continues for a period of 30 days after written notice to us specifying the default and requesting that the default be remedied in such 30-day period.

In the event our Manager terminates the management agreement due to our default in the performance or observance of any material term, condition or covenant in the management agreement, we will be required to pay our Manager the termination fee. Our Manager may also terminate the management agreement in the event we become regulated as an investment company under the Investment Company Act, with such termination deemed to occur immediately prior to such event; provided, however, that in the case of such termination, if our Manager was not at fault for our becoming regulated as an investment company under the Investment Company Act, we will be required to pay a termination fee.